Filed by Golden Ocean Group Limited
Commission File No.: 000-29106
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: CMB.TECH NV
Commission File No.: 001-36810

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

First Quarter 2025

May 21, 2025

Hamilton, Bermuda, May 21, 2025 - Golden Ocean Group Limited (NASDAQ/OSE: GOGL) (the “Company” or “Golden Ocean”), the world's largest listed owner of large size dry bulk vessels, today announced its unaudited results for the quarter ended March 31, 2025.

Highlights

•
Net loss of $44.1 million and loss per share of $0.22 (basic) for the first quarter of 2025, compared to net income of $39.0 million and earnings per share of $0.20 (basic) for the fourth quarter of 2024.

•	Adjusted EBITDA[1] of $12.7 million for the first quarter of 2025, compared to $69.9 million for the fourth quarter of 2024.
•	Adjusted net loss[1] of $37.5 million for the first quarter of 2025, compared to adjusted net income of $12.7 million for the fourth quarter of 2024.
•	A total of $38.4 million in drydocking expense was recorded in the first quarter of 2025 compared to $34.3 million in the fourth quarter of 2024.
•	Reported TCE[2] rates for Newcastlemax/Capesize and Kamsarmax/Panamax vessels of $16,827 per day and $10,424 per day, respectively, and $14,409 per day for the entire fleet in the first quarter of 2025.
•	Entered into a term sheet for a contemplated stock for-stock merger with CMB.TECH NV.
•	Entered into agreements in March 2025 and April 2025 to sell two Kamsarmax vessels for a net consideration of $15.8 million and $16.8 million, respectively.
•	Estimated TCE rates, inclusive of charter coverage calculated on a load-to-discharge basis, are approximately:
◦	$19,000 per day for 69% of Newcastlemax/Capesize available days and $11,100 per day for 81% of Kamsarmax/Panamax available days for the second quarter of 2025.
◦	$20,900 per day for 12% of Newcastlemax/Capesize available days and $12,900 per day for 38% of Kamsarmax/Panamax available days for the third quarter of 2025.
•
Announced a cash dividend of $0.05 per share for the first quarter of 2025, which is payable on or about June 17, 2025, to shareholders of record on June 5, 2025. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about June 19, 2025.

Peder Simonsen, Chief Executive Officer and Chief Financial Officer, commented:

"Our first quarter results reflect a weaker market environment, with softer charter rates and lower trading activity impacting our performance, in addition to our current intensive drydocking schedule. These headwinds were not unexpected given the seasonal slowdown and increased macroeconomic uncertainty, including the disruption caused by recently announced trade tariffs. Despite these challenges, the fundamentals underpinning dry bulk shipping remain intact, in particular for the Capesize segment. Limited fleet growth, shifting trade patterns, and infrastructure-led demand in key regions continue to support a constructive medium-term outlook. We continue to work towards the announced contemplated merger with CMB.TECH NV, while maintaining our focus on fleet enhancement, cost discipline and operational efficiency."

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

1Adjusted EBITDA (adjusted earnings before interest, taxes, depreciation and amortization), Adjusted net income/(loss) and Adjusted basic earnings/(loss) per share are non-GAAP measures. A reconciliation of adjusted EBITDA, Adjusted net income/(loss) and Adjusted basic earnings/(loss) per share to the most directly comparable GAAP measure is included in the back part of this report.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

Fleet Development & Performance

As of the date of this report, the Company's fleet consists of 91 vessels, with an aggregate capacity of approximately 13.7 million deadweight tonnes ("dwt"):

a.	83 vessels owned by the Company (18 Newcastlemax, 33 Capesize, 28 Kamsarmax and 4 Panamax vessels); and
b.	Eight Capesize vessels chartered in from SFL with profit-sharing arrangements.

In April 2025, the Company entered into an agreement to sell one Kamsarmax vessel for a net consideration of $16.8 million. The vessel is expected to be delivered to its new owner in the second quarter of 2025, and a gain from the sale of approximately $2.5 million will be recorded upon delivery.

In March 2025, the Company entered into an agreement to sell one Kamsarmax vessel for a net consideration of $15.8 million. The vessel is expected to be delivered to its new owner in the second quarter of 2025 and is classified as held for sale as of March 31, 2025. A gain from the sale of approximately $2.9 million will be recorded upon delivery.

We recorded 380 drydocking days relating to 14 Capesize vessels in the first quarter of 2025. Out of the 14 drydockings, five started in the fourth quarter of 2024 and extended into Q1 2025 with an additional 93 drydocking days. The total average cost per drydock amounted to $3.5 million, with a majority of them being 10/15 year special surveys.

Seven drydocks are expected to be carried out in the second quarter of 2025 (for four Newcastlemax, two Capesize and one Kamsarmax vessels). Three of these have been substantially completed as of the date of this report. Further, six drydocks, primarily for Kamsarmax vessels, are pending in the third quarter of 2025. The expected number of drydocks is an estimate and may change, especially if drydocks are planned towards the end of a quarter.

The Company’s estimated TCE rates for the second quarter of 2025 are $19,000 per day for 69% of available days for Newcastlemax/Capesize vessels and $11,100 per day for 81% of available days for Kamsarmax/Panamax vessels. These estimates are forward-looking statements and based on time charter contracts entered into by the Company as well as current spot fixtures on the load-to-discharge method, whereby revenue is recognized on a straight-line basis over the voyage from the commencement of loading to the completion of discharge. The actual TCE rates to be earned will depend on the number of contracted days and the number of ballast days at the end of the period when vessels are sailing without cargo. According to the load-to-discharge accounting method, the Company will not be able to recognize revenue for any ballast days or uncontracted days at the end of the second quarter of 2025. At the same time, expenses for uncontracted days cannot be deferred and will be recognized.

The Company has secured 12% of total days at an average rate of $20,900 per day for Newcastlemax/Capesize vessels and 38% of total days for Kamsarmax/Panamax vessels at an average rate of $12,900 per day in the third quarter of 2025.
GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

Corporate Development

On April 22, 2025, the Company and CMB.TECH NV announced the signing of a term sheet for a contemplated stock for-stock merger, with CMB.TECH NV as the surviving entity, based on an exchange ratio of 0.95 shares of CMB.TECH NV for each share of Golden Ocean, subject to customary adjustments.

The Company announced today a cash dividend of $0.05 per share for the first quarter of 2025, which is payable on or about June 17, 2025, to shareholders of record on June 5, 2025. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later on or about June 19, 2025.

First Quarter 2025 Results

First Quarter 2025 Income Statements

The Company reported a net loss of $44.1 million and a basic loss per share of $0.22 for the first quarter of 2025, compared to net income of $39.0 million and basic earnings per share of $0.20 for the fourth quarter of 2024.

Adjusted net loss for the first quarter of 2025 was $37.5 million, compared to an adjusted net income of $12.7 million for the fourth quarter of 2024.

Adjusted EBITDA was $12.7 million for the first quarter of 2025, a decrease of $57.2 million from $69.9 million for the fourth quarter of 2024.

Operating revenues were $141.9 million in the first quarter of 2025, a decrease of $69.1 million from $211.0 million in the fourth quarter of 2024. The Company achieved an average TCE rate for the entire fleet of $14,409 per day in the first quarter of 2025 compared to $20,809 per day in the fourth quarter of 2024.

The total number of onhire days decreased by 466 days compared to the fourth quarter of 2024, partly as a result of a 187-day decrease in trading activity days, a 180-day decrease due to fewer calendar days in the quarter and an 18-day decrease due to our fleet changes. Additionally, in the first quarter of 2025, there were 445 offhire days, compared to 364 offhire days in the fourth quarter of 2024. The increase in offhire days is mostly related to drydocks, where 14 vessels were in drydock during the first quarter of 2025 resulting in 380 offhire days, compared to 13 vessels in the previous quarter contributing with 320 offhire days.

Voyage expenses decreased by $8.8 million to $27.2 million from the fourth quarter of 2024, mostly due to the decrease in bunker costs and commissions.

Other revenues were $0.3 million in the first quarter of 2025, compared to $0.2 million in the fourth quarter of 2024 as a result of insurance income recognized in the first quarter of 2025.
GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

There was no gain from disposal of vessels recorded in the first quarter of 2025, compared to a gain of $16.1 million in the fourth quarter of 2024 related to the sale of one Newcastlemax vessel and one Panamax vessel.

Ship operating expenses amounted to $95.3 million in the first quarter of 2025, compared to $95.6 million in the fourth quarter of 2024. In the first quarter of 2025, ship operating expenses included $53.8 million in running and other various expenses (compared to $59.7 million in the fourth quarter of 2024). Running expenses mainly consisted of crew costs, repairs and maintenance, spares and insurance. We incurred $2.1 million in fuel efficiency enhancement and other vessel upgrades in the first quarter of 2025.

Ship operating expenses included $38.4 million in drydocking expenses (compared to $34.3 million in the fourth quarter of 2024). In the first quarter of 2025, $1.0 million in estimated ship operating expenses for vessels on time charter-in contracts were reclassified from charterhire expenses to ship operating expenses (compared to $2.0 million in the fourth quarter of 2024) and calculated based on numbers of chartered-in days and an estimated operating expenses rate per day of $6,300.

Charter hire expenses were $1.5 million in the first quarter of 2025, compared to $4.2 million in the fourth quarter of 2024, mainly as a result of a 187-day decrease in chartered-in days compared to the fourth quarter of 2024.

Administrative expenses were $5.4 million in the first quarter of 2025, compared to $6.5 million in the fourth quarter of 2024, mainly due to lower legal costs related to the re-domiciliation of certain subsidiaries from Liberia and the Marshall Islands to Bermuda in 2024.

Depreciation was $31.9 million in the first quarter of 2025, compared to $35.6 million in the fourth quarter of 2024 due to lower depreciation for the finance leases as a result of exercising the purchase option on leased vessels, as well as a decrease in vessel days during the period.

Net interest expense was $22.0 million in the first quarter of 2025, a decrease from $23.3 million in the fourth quarter of 2024, mainly resulting from a decrease in Secured Overnight Financing Rate (“SOFR”) rates.

In the first quarter of 2025, the Company recorded a $3.0 million net loss on derivatives, mainly resulting from $7.0 million in unrealized loss on the mark-to-market changes of interest rate swaps, which was partly offset by $2.7 million in realized gains/interest income on interest rate swaps and $1.3 million in realized gain on forward freight agreements and other derivatives.

The Company recorded a gain from associated companies of $0.7 million in the first quarter of 2025, compared to a gain of $1.6 million in the fourth quarter of 2024.

First Quarter 2025 Cash Flow Statements and Balance Sheet as of March 31, 2025

As of March 31, 2025, the Company had cash and cash equivalents of $112.6 million, including restricted cash balances of $5.9 million, a decrease of $19.1 million from the fourth quarter of 2024. In addition, the Company had $100.0 million available under its revolving credit facilities. In the first quarter of 2025, cash used in operating activities amounted to $3.3 million, including a positive working capital change of $1.6 million and dividends of $0.4 million received from associated companies.
GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

For the three months ended March 31, 2025, total net cash provided by investing activities was zero.

Net cash used in financing activities was $15.8 million in the first quarter of 2025 and included a $50.0 million drawdown under the Company's revolving credit facilities, $28.5 million in scheduled debt repayment, $7.4 million in repayment of finance leases and $29.9 million in dividend payments.

As of March 31, 2025, the book value of the Company's long-term debt was $1,324.3 million, including the current portion of long-term debt of $113.8 million.

In January 2025, the Company sent a notice to SFL Corporation Limited ("SFL") declaring the purchase option for eight vessels leased from SFL. The purchase will be finalized during the third quarter of 2025. Accordingly, in January 2025, we modified the SFL lease assets and liabilities to include the purchase option, reclassified one operating lease to finance leases, and classified all finance leases as current. The current finance lease obligations had a book value of $119.3 million as of March 31, 2025.

The Dry Bulk Market

The dry bulk market entered 2025 on a weaker footing, with the first quarter of 2025 marked by a seasonal decrease in demand and soft charter rates. Tonne-mile demand contracted nearly 3% year-over-year, driven by reduced volumes of coal and agribulks, shorter sailing distances, and growing macroeconomic uncertainty. Iron ore volumes also decreased in line with normal seasonality. Weather-related export disruptions from Australia and Brazil further dampened activity, while soft steel demand and high inventories continue to weigh on the seaborne movement of key commodities. Global dry bulk fleet utilization (calculated as total tonne-mile demand divided by total available fleet capacity) was 83.2% in the first quarter of 2025, according to Maritime Analytics, a decrease from 84.8% in the fourth quarter of 2024. Total seaborne transportation of dry bulk goods was 1,185 mt in the first quarter of 2025, representing a decrease of 7.0% and 2.2% compared with the fourth quarter of 2024 and the first quarter of 2024, respectively.

Global steel production increased by 5.6% in the first quarter of 2025 compared with the fourth quarter of 2024 but decreased marginally compared with the first quarter of 2024. The quarter-over-quarter increase was driven by a 9.7% surge in Chinese steel production. Indian steel production continued its upwards trajectory, increasing by 3.9% compared with the fourth quarter of 2024 and by 6.8% compared with the first quarter of 2024. Outside of China and India, steel production increased by 2.4% compared with the prior quarter, although production has yet to show a meaningful increase from trough levels. There is uncertainty over near-term global steel production forecasts, as the particularly strong first quarter increase in Chinese steel production is viewed as being temporary due to potential production quotas being implemented.

First quarter global iron ore imports decreased by 8.6% compared with the fourth quarter of 2024 and by 5.9% compared with the first quarter of 2024, primarily as a result of seasonally weak export volumes in the fourth quarter of 2024. Iron ore exports volumes in the first quarter of 2025 were hampered by unfavorable weather conditions in Brazil and Australia. It is noteworthy that Brazilian iron ore volumes increased year-over-year, likely as a result of production capacity ramp up. Despite a weaker demand outlook for 2025, iron ore tonne-mile demand is expected to increase as the increase in exports from Brazil and new exports from the Simandou project in Guinea are expected to provide a strong boost to sailing distances.
GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

Global coal imports decreased by 9.2% in the first quarter of 2025 compared with the fourth quarter of 2024 and by 0.8% compared with the first quarter of 2024, driven by softer demand for thermal coal. This had a pronounced impact on larger vessel segments, particularly the Panamax segment. After reaching record levels in the fourth quarter of 2024, Chinese coal imports declined by 25.8% in the first quarter of 2025 due to domestic imbalances that have produced substantial oversupply. This decline was partially offset by increased imports into India, which increased by 12.7% in the same period.

Trade of minor bulks decreased by 2.9% compared with the fourth quarter of 2024 but increased by 4.3% compared with the first quarter of 2024. Despite the decrease in volumes, tonne-mile demand continued to grow, bolstered by longer sailing distances. Global bauxite volumes remained a key driver of minor bulk demand. Guinean bauxite export volumes once again surprised to the upside, reaching record levels of 48.8 million tonnes in the first quarter of 2025. This represents an increase of 37% year-on-year. Exports from Guinea have continued to exceed export capacity guidance, indicating improvements in export infrastructure. This trade, which is primarily carried out by Capesize vessels, has provided strong incremental demand over the last two years.

Transportation of essential agribulks, which includes wheat, corn and soybeans, decreased by 7.1% compared with the fourth quarter of 2024 and by 9.5% compared with the first quarter of 2024. Again, soft Chinese demand was the main reason for the decline. Tonne-mile demand is expected to increase modestly in 2025 and accelerate in 2026 and beyond, with upside potential, as a result of continued uncertainty of Suez Canal trade normalization.

The global fleet of dry bulk vessels amounted to 1,044.6 million dwt at the end of the first quarter of 2025, absorbing a net increase of 9.1 million dwt (0.9%) in the quarter. A total of 2.5 million dwt of vessels was ordered during the quarter, the lowest level since the first quarter of 2017. The orderbook as a percentage of the global fleet stood at 10.5% at the end of the first quarter of 2025, unchanged from the start of the year and well below an average of approximately 20% over the last 25 years and near historical low levels. The Capesize orderbook stood at 8.1% of the operating fleet as of the end of the first quarter 2025, the lowest percentage among the dry bulk segments. Vessel recycling was not meaningful in the Capesize and Panamax segments in the first quarter of 2025, and port congestion remained at low levels from a historical perspective. Effective fleet capacity continues to be moderately impacted by longer sailing distances as vessels have avoided the Suez Canal due to geopolitical tensions in the region.

Strategy and Outlook

The International Monetary Fund (“IMF”) recently decreased its global 2025 GDP growth forecast sharply from 3.3% to 2.8%, in an outlook put together under “exceptional circumstances.” At the start of April 2025, the new U.S. administration announced a 10% baseline on most imports and additional, higher tariffs for approximately 60 countries. These tariffs were quickly delayed by 90 days, except for tariffs on Chinese imports, which were stepped up significantly on the back of aggressive rhetoric by both countries. Negotiations around tariffs are ongoing, causing significant market uncertainty. The direct impact of tariffs on the drybulk market is expected to be small but may result in economic headwinds. In any case, the erratic nature of U.S. policy declarations has made corporate decision-making increasingly complex and also raised the prospect of an increase in inflationary pressures.
GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

China has been the primary target for the new U.S. trade tariffs, creating a showdown between the world’s two largest economies. As recently as April 2025, China stated that it would achieve “around 5.0%” growth after official data showed the economy growing by 5.4% year-over-year in the first quarter of 2025 driven by strong manufacturing numbers. However, the increase in manufacturing came as companies sought to export goods ahead of tariffs. Import volumes from China to the U.S. have slowed considerably but may return to normal levels following a recent 90-day pause in tariff escalations. Displaying continued resolve in bolstering its economy, the Chinese government has enacted a range of stimulus measures since the start of 2025, encompassing fiscal expansion, monetary adjustments, and targeted support for key sectors.

The Indian economy remains a key driver of dry bulk commodity demand, representing around 7% of dry bulk trade. The government's continued commitment to infrastructure investments, including extensive road, rail, and port development projects, underpins strong demand for steel, cement, and other raw materials. In particular, India's increasing steel production will likely necessitate greater domestic iron ore consumption, potentially driving import volumes. A key development in 2025 is the continued focus on urban renewal projects, which are expected to further boost demand for construction materials and iron ore imports, particularly in major Indian cities.

Southeast Asian economies also continue to contribute to dry bulk demand, driven by ongoing infrastructure development, urbanization, and industrial expansion. However, the region's dynamics are influenced by evolving trade flows and geopolitical factors. Notably, there is a potential shift in trade patterns, with increased focus on alternative markets, which could affect traditional dry bulk routes. This stands to be further influenced by escalating US-China trade tensions, which are causing a redirection of trade flows and impacting dry bulk freight, especially for grains and coal.

Despite near-term volatility, the medium-term outlook for dry bulk remains cautiously optimistic. The launch of iron ore exports from Guinea’s Simandou project is expected to materially increase average sailing distances starting in Q4 2025, supporting tonne-mile growth, particularly in the Capesize segment even in a flat volume environment. Lower global interest rates, a softer U.S. dollar, and potential stimulus in China could act as macro tailwinds, particularly if construction activity resumes or accelerates. While Chinese import growth has slowed, emerging demand from India and Southeast Asia, particularly for coking coal and bauxite, is expected to offset some of the softness and contribute to a more balanced market by late 2025 and into 2026.

Global tonne-mile demand is forecast to increase 1.2% in 2025 before accelerating to 4.2% in each of 2026 and 2027, according to Maritime Analytics, driven by growth in both absolute demand and sailing distances. Fleet utilization is forecast to remain relatively elevated over the next three years, despite assumed normalization of Suez Canal traffic, implying stable, if not strong, dry bulk freight rates. Any potential disruption to trade flows, including those caused by geopolitical events, may drive fleet inefficiency and push utilization and rates higher.
GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

On the supply side, fleet growth is expected to remain moderate. Although newbuilding deliveries will pick up across some segments, an aging fleet, drydocking requirements, and limited orderbook activity should constrain net capacity additions through 2027. Capesize segments, in particular, face favorable supply dynamics due to scrapping and regulatory-driven downtime. Combined with the anticipated recovery in trade volumes and improved vessel utilization, these trends support a more constructive rate environment in the coming years, with the potential for a cyclical upturn beginning in 2026.

Through cost discipline and balance sheet optimizing, Golden Ocean maintained a competitive cost base with an industry-leading daily cash breakeven levels averaging around $13,600 across the full fleet. This approach, combining low breakeven rates with a modern, fuel-efficient fleet capable of achieving premium rates, not only positions the Company defensively during market downturns but also enables it to capitalize on high cash flow during favorable market cycles.

While continuing to work on the contemplated merger with CMB.TECH NV, the Board of Directors continues to prioritize returning value to its shareholder. Though the amount and timing of future dividends will be based on the Company's financial performance, investment opportunities, and the overall market situation, the Company intends to continue to distribute a significant portion of its earnings to shareholders. Golden Ocean continues to monitor macroeconomic factors and their potential effects on the large size dry bulk market.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
May 21, 2025

Questions should be directed to:
Peder Simonsen: Chief Executive Officer and Chief Financial Officer, Golden Ocean Management AS
+ 47 22 01 73 40
Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company is taking advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. This earnings report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements, include among other things: the ability of Golden Ocean and CMB.TECH NV to successfully complete the proposed merger on anticipated terms; uncertainties as to the timing as to the contemplated transaction with CMB.TECH NV; the ability of CMB.TECH NV and Golden Ocean to receive the required regulatory approvals for the contemplated merger and the approval of Golden Ocean shareholders required in connection with the contemplated merger; unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined company’s operations and other conditions to the completion of the merger; general market trends in the dry bulk industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values; a decrease in the market value of the Company’s vessels; changes in supply and demand in the dry bulk shipping industry, including the market for the Company’s vessels; an oversupply of dry bulk vessels, which may depress charter rates and profitability; the Company’s future operating or financial results; the Company’s continued borrowing availability under the Company’s debt agreements and compliance with the covenants contained therein; the Company’s ability to procure or have access to financing, the Company’s liquidity and the adequacy of cash flows for the Company’s operations; the failure of the Company’s contract counterparties to meet their obligations, including changes in credit risk with respect to the Company’s counterparties on contracts; the loss of a large customer or significant business relationship; the strength of world economies; the volatility of prevailing spot market and charter-hire charter rates, which may negatively affect the Company’s earnings; the Company’s ability to successfully employ the Company’s dry bulk vessels and replace the Company’s operating leases on favorable terms, or at all; changes in the Company’s operating expenses and voyage costs, including bunker prices, fuel prices (including increased costs for low sulfur fuel), drydocking, crewing and insurance costs; the adequacy of the Company’s insurance to cover the Company’s losses, including in the case of a vessel collision; vessel breakdowns and instances of offhire; the Company’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of the Company’s vessels (including the amount and nature thereof and the timing of completion of vessels under construction, the delivery and commencement of operation dates, expected downtime and lost revenue); risks associated with any future vessel construction or the purchase of second-hand vessels; effects of new products and new technology in the Company’s industry, including the potential for technological innovation to reduce the value of the Company’s vessels and charter income derived therefrom; the impact of an interruption or failure of the Company’s information technology and communications systems, including the impact of cybersecurity  threats and data security breaches, upon the Company’s ability to operate; potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures (by the Company and the Company’s customers) related to complying with such regulations; changes in governmental rules and regulations or actions taken by regulatory authorities and the impact of government inquiries and investigations; the arrest of the Company’s vessels by maritime claimants; government requisition of the Company’s vessels during a period of war or emergency; the Company’s compliance with complex laws, regulations, including environmental laws and regulations and the U.S. Foreign Corrupt Practices Act of 1977; potential difference in interests between or among certain members of the Board of Directors, executive officers, senior management and shareholders; the Company’s ability to attract, retain and motivate key employees; work stoppages or other labor disruptions by the Company’s employees or the employees of other companies in related industries; potential exposure or loss from investment in derivative instruments; stability of Europe and the Euro or the inability of countries to refinance their debts; inflationary pressures and the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; fluctuations in currencies; the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on the Company's floating interest rate debt instruments; acts of piracy on ocean-going vessels, public health threats, terrorist attacks and international hostilities and political instability; potential physical disruption of shipping routes due to accidents, climate-related (acute and chronic), political instability, terrorist attacks, piracy, international sanctions or international hostilities, including the developments in the Ukraine region and in the Middle East, including the conflicts in Israel and Gaza, and the Houthi attacks in the Red Sea; general domestic and international political and geopolitical conditions or events, including any further changes in U.S. trade policy that could trigger retaliatory actions by affected countries; the impact of restrictions on trade, including the imposition of new tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the EU on the United States, and potential further protectionist measures and/or further retaliatory actions by others, including the imposition of tariffs or penalties on vessels calling in key export or import ports such as the United States, EU and/or China; the impact of adverse weather and natural disasters; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to the Company’s Environmental, Social and Governance policies; changes in seaborne and other transportation; the length and severity of epidemics and pandemics and governmental responses thereto and the impact on the demand for seaborne transportation in the dry bulk sector; impacts of supply chain disruptions and market volatility surrounding impacts of the Russian-Ukrainian conflict and the developments in the Middle East; fluctuations in the contributions of the Company’s joint ventures to the Company’s profits and losses; the potential for shareholders to not be able to bring a suit against us or enforce a judgement obtained against us in the United States; the Company’s treatment as a “passive foreign investment company” by U.S. tax authorities; being required to pay taxes on U.S. source income; the Company’s operations being subject to economic substance requirements; the Company potentially becoming subject to corporate income tax in Bermuda in the future; the volatility of the stock price for the Company’s common shares, from which investors could incur substantial losses, and the future sale of the Company’s common shares, which could cause the market price of the Company’s common shares to decline; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F for the year ended December 31, 2024.

The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

INTERIM FINANCIAL INFORMATION

FIRST QUARTER 2025

Index
Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations
(in thousands of $, except per share data)	Three months ended March 31, 2025	Three months ended December 31, 2024	Three months ended March 31, 2024
Operating revenues
Time charter revenues	99,649	147,758	163,250
Voyage charter revenues	41,930	62,970	82,533
Other revenues	348	245	952
Total operating revenues	141,927	210,973	246,735

Gain from disposal of vessels	—	16,092	1,133

Operating expenses
Voyage expenses and commissions	27,217	36,045	50,036
Ship operating expenses	95,318	95,606	62,611
Charter hire expenses	1,473	4,198	7,308
Administrative expenses	5,354	6,482	7,430
Depreciation	31,911	35,560	35,076
Total operating expenses	161,273	177,891	162,461

Net operating income (loss)	(19,346)	49,174	85,407

Other income (expenses)
Interest income	982	1,735	1,956
Interest expense	(23,018)	(25,066)	(29,177)
Gain/(loss) on derivatives	(3,020)	11,833	12,010
Equity results of associated companies	703	1,637	(4,558)
Other financial items	(198)	89	(201)
Net other expenses	(24,551)	(9,772)	(19,970)
Net income (loss) before income taxes	(43,897)	39,402	65,437
Income tax expense	245	398	50
Net income (loss)	(44,142)	39,004	65,387

Per share information:
Earnings (loss) per share: basic	$ (0.22)	$ 0.20	$ 0.33
Earnings (loss) per share: diluted	$ (0.22)	$ 0.20	$ 0.33

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.
GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets
(in thousands of $)	As of March 31, 2025	As of December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	106,705	129,106
Restricted cash	5,937	2,623
Other current assets	176,960	154,812
Total current assets	289,602	286,541
Vessels and equipment, net	2,915,539	2,959,129
Vessels held for sale	12,963	—
Finance leases, right of use assets, net	107,539	53,656
Operating leases, right of use assets, net	1,251	6,848
Other long-term assets	66,732	73,120
Total assets	3,393,626	3,379,294

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	113,848	113,848
Current portion of finance lease obligations	119,289	18,829
Current portion of operating lease obligations	264	2,414
Other current liabilities	122,307	99,301
Total current liabilities	355,708	234,392
Long-term debt	1,210,431	1,188,679
Non-current portion of finance lease obligations	—	49,158
Non-current portion of operating lease obligations	988	6,918
Other long-term liabilities	574	170
Total liabilities	1,567,701	1,479,317
Equity	1,825,925	1,899,977
Total liabilities and equity	3,393,626	3,379,294

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.
GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended March 31, 2025	Three months ended December 31, 2024	Three months ended March 31, 2024
Net income (loss)	(44,142)	39,004	65,387
Adjustments to reconcile net income to net cash provided by operating activities
Gain from disposal of vessels	—	(16,092)	(1,133)
Depreciation	31,911	35,560	35,076
Amortization of time charter party out contracts	(418)	(427)	(422)
Dividends from associated companies	375	283	578
Equity results from associated companies	(703)	(1,637)	4,558
Mark to market value on derivatives	6,994	(9,722)	(5,617)
Other, net	1,075	1,213	1,961
Change in operating assets and liabilities	1,581	23,529	15,422
Net cash provided by (used in) operating activities	(3,327)	71,711	115,810

Investing activities
Additions to vessels and right of use assets	—	(1,492)	(871)
Additions to newbuildings	—	(21,343)	(27,023)
Proceeds from sale of vessels	—	56,750	15,709
Net cash provided by (used in) investing activities	—	33,915	(12,185)

Financing activities
Repayment of long-term debt	(28,462)	(139,459)	(335,656)
Proceeds from long-term debt	50,000	121,600	330,220
Net proceeds from share distribution	—	—	522
Debt fees paid	—	(1,856)	(3,802)
Dividends paid	(29,910)	(60,008)	(59,888)
Share repurchases	—	(5,737)	—
Repayment of finance leases	(7,388)	(6,084)	(6,250)
Net cash used in financing activities	(15,760)	(91,544)	(74,854)
Net change	(19,087)	14,082	28,771
Cash, cash equivalents and restricted cash at start of period	131,729	117,647	118,636
Cash, cash equivalents and restricted cash at end of period	112,642	131,729	147,407

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.
GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of $, except for share data)	Three months ended March 31, 2025	Three months ended March 31, 2024
Number of shares outstanding
Balance at beginning of period	199,403,293	199,628,293
Repurchase of shares	—	—
Distribution of treasury shares	—	400,000
Balance at end of period	199,403,293	200,028,293
Share capital
Balance at beginning of period	10,061	10,061
Shares issued	—	—
Balance at end of period	10,061	10,061
Treasury shares
Balance at beginning of period	(14,314)	(11,527)
Repurchase of shares	—	—
Share distribution	—	2,950
Balance at end of period	(14,314)	(8,577)
Additional paid in capital
Balance at beginning of period	1,124	1,124
Stock option expense	—	—
Balance at end of period	1,124	1,124
Contributed capital surplus
Balance at beginning of period	1,582,257	1,582,257
Balance at end of period	1,582,257	1,582,257
Accumulated earnings
Balance at beginning of period	320,849	339,976
Distributions to shareholders	(29,910)	(59,888)
Distribution of treasury shares	—	(2,428)
Net income (loss)	(44,142)	65,387
Balance at end of period	246,797	343,047

Total equity	1,825,925	1,927,912

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.
GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Euronext Oslo Stock Exchange.

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission on March 20, 2025.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2024.

3. Earnings per share

Basic earnings per share amounts for the three months ended March 31, 2025, are based on the weighted average number of shares outstanding of 199,403,293. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

4. Vessels and equipment, net and vessels held for sale

In March 2025, the Company entered into an agreement to sell one Kamsarmax vessel for a net consideration of $15.8 million. The vessel is expected to be delivered to its new owner in the second quarter of 2025, and classified as held for sale as of March 31, 2025. A gain from the sale of approximately $2.9 million will be recorded upon delivery.

5. Leases

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

As of March 31, 2025, the Company had eight vessels held under finance lease. All eight vessels are chartered in from SFL Corporation Ltd. (NYSE: SFL) (“SFL”). The Company had the option to purchase the eight vessels from SFL en-bloc for an aggregate price of $112 million on the 10-year anniversary of the commencement of the leases of such vessels. In January 2025, the Company sent a notice to SFL declaring the purchase option for the eight vessels. Accordingly, in January 2025, we modified SFL lease assets and liabilities to include the purchase option and adjust for the decrease in lease term and increased finance lease assets and liabilities by $47.5 million. Additionally, we have reclassified one operating lease to finance lease and classified all finance leases as current. In connection with these leases, the Company made a total repayment to SFL of $7.4 million for the three months ended March 31, 2025.

The purchase will be finalized during the third quarter of 2025 and is expected to be partly financed by a $90 million credit facility, which is credit approved by the lender. The two-year facility is non-amortizing and revolving, with an interest of SOFR plus a margin of 145 basis points per annum.

As of March 31, 2025, the Company’s finance lease obligations, which include only the current portion, had a book value of $119.3 million.

6. Investments in associated companies

The Company has an equity investment of 15.92% of the shares in SwissMarine Pte. Ltd. ("SwissMarine"), a dry bulk freight operator. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $44.9 million as of March 31, 2025.

The Company has an equity investment of 10% of the shares in TFG Marine Pte Ltd ("TFG"), a bunkering procurement joint venture company between Golden Ocean, Frontline plc and Trafigura Pte Ltd. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $6.3 million as of March 31, 2025.

The Company has an equity investment of 50% of the shares in United Freight Carriers LLC ("UFC"), a dry cargo vessel operator and logistics service provider. The Company accounts for this investment under the equity method. During the three months ended March 31, 2025, the Company received dividends from UFC of $0.4 million, which were recorded as a reduction of investments. The book value of the investment amounted to $2.2 million as of March 31, 2025.

7. Long-term debt

As of March 31, 2025, the Company’s book value and outstanding principal of long-term debt was $1,324.3 million and $1,335.7 million, respectively. The current portion of long-term debt was $113.8 million.

All of our loan agreements contained a change of control compliance clause that prohibited any person, other than Hemen Holdings Limited (“Hemen”), our largest shareholder until the closing of the Share Purchase (defined below) on March 12, 2025, and certain of its affiliates, without the lenders prior written approval from either acquiring (directly or indirectly): (i) more than 33.33% of the shares or the votes of the Company; or (ii) the right to control the appointment of a majority of the members of the Board of Directors of the Company. On March 4, 2025, CMB.TECH NV purchased approximately 40.8% of our outstanding common shares (''Share Purchase''). Accordingly, the Share Purchase resulted in a breach of change of control compliance clause described above. As of the date of this report, we have obtained waivers and consents for updates to the change of control clause for all our debt facilities.

During the three months ended March 31, 2025, the Company drew down $50.0 million on its $150.0 million revolving credit facility, which resulted in undrawn revolving credit facility balance of $100.0 million at period end.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

8. Share capital

As of March 31, 2025, the Company had 201,190,621 issued and 199,403,293 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 1,787,328 shares in treasury.

In the first quarter of 2025, the Company paid an aggregate of $29.9 million, or $0.15 per share in dividends to its shareholders related to its fourth quarter of 2024 results.

9. Related party transactions

With reference to the Share Purchase described above in Note 7, "Long-term debt", Hemen ceased to hold any common shares of the Company and therefore, Hemen and related companies are no longer related parties of the Company, as of the closing of the Share Purchase on March 12, 2025.

During the period ended March 31, 2025, the Company’s most significant related party transactions were with SFL, a related party up to March 12, 2025. With reference to Note 5, "Leases", the Company leased eight vessels from SFL during the first quarter of 2025.

In addition to charter hire for the eight vessels leased from SFL, other amounts charged by related parties up to March 12, 2025, primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

Pursuant to its agreement with TFG, the Company paid $16.6 million for bunker procurement in the three months ended March 31, 2025. As of March 31, 2025, amounts payable to TFG totaled $2.4 million.

10. Commitment and contingencies

With reference to Note 6, "Investments in associated companies", the Company has a $30.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with TFG. As of March 31, 2025, there is no exposure under this guarantee.

11. Subsequent events

In April 2025, the Company entered into an agreement to sell one Kamsarmax vessel for a net consideration of $16.8 million. The vessel is expected to be delivered to its new owner in the second quarter of 2025, and a gain from the sale of approximately $2.5 million will be recorded upon delivery.

On April 22, 2025, Golden Ocean and CMB.TECH NV announced the signing of a term sheet for a contemplated stock for-stock merger, with CMB.TECH NV as the surviving entity, based on an exchange ratio of 0.95 shares of CMB.TECH NV for each share of Golden Ocean, subject to customary adjustments.

On May 21, 2025, the Company announced a cash dividend of $0.05 per share in respect of the first quarter of 2025, which is payable on or about June 17, 2025, to shareholders of record on June 5, 2025. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about June 19, 2025.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash and other items that the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by the Company may not be comparable to similar measures used by other companies.

The Company presents Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive adjusted EBITDA, the Company has excluded certain gains/losses such as those related to sale of vessels, sale of investments in associates, bargain purchase gain arising on consolidation, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

(in thousands of $)	Three months ended March 31, 2025	Three months ended December 31, 2024	Three months ended March 31, 2024
Net income (loss)	(44,142)	39,004	65,387
Interest income	(982)	(1,735)	(1,956)
Interest expense	23,018	25,066	29,177
Income tax expense	245	398	50
Depreciation	31,911	35,560	35,076
Amortization of time charter party out contracts	(418)	(427)	(422)
Earnings before Interest Taxes Depreciation and Amortization	9,632	97,866	127,312
Impairment loss on vessels	—	—	—
Gain from disposal of vessels	—	(16,092)	(1,133)
(Gain)/loss on derivatives	3,020	(11,833)	(12,010)
Other financial items	82	(59)	161
Adjusted Earnings before Interest Taxes Depreciation and Amortization	12,734	69,882	114,330

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share

Adjusted net income are earnings before the items set forth in the table below, which represent certain non-cash and other items that the Company believes are not indicative of the ongoing performance of its core operations. Adjusted Earnings/(loss) Per Share ("EPS") represents Adjusted Net Income divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP measures that are used by analysts in the shipping industry as common performance measures to compare results across peers. Adjusted net income and adjusted EPS are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of Adjusted net income and adjusted EPS is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers Adjusted net income and adjusted EPS to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses Adjusted net income and adjusted EPS as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of Adjusted net income and adjusted EPS used by the Company may not be comparable to similar measures used by other companies.
GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

The Company presents Adjusted Net Income in addition to Net Income because Adjusted Net Income eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive at adjusted Net Income, the Company has excluded certain gains/losses such as those related to sale of vessels, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

(in thousands of $, except per share data)	Three months ended March 31, 2025	Three months ended December 31, 2024	Three months ended March 31, 2024
Net income (loss)	(44,142)	39,004	65,387
Add back: Impairment loss on vessels	—	—	—
Less: Gain from disposal of vessels	—	(16,092)	(1,133)
Market to market value on derivatives	6,994	(9,722)	(5,617)
Amortization of time charter party out contracts	(418)	(427)	(422)
Other financial items	82	(59)	161
Adjusted net income (loss)	(37,484)	12,704	58,376
Weighted average number of shares outstanding - basic	199,403	199,403	199,673
Weighted average number of shares outstanding - diluted	199,403	199,403	200,001
Adjusted earnings (loss) per share - basic	$ (0.19)	$ 0.06	$ 0.29
Adjusted earnings (loss) per share - diluted	$ (0.19)	$ 0.06	$ 0.29

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, the Company uses TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. The Company defines TCE income as operating revenues less voyage expenses and commission plus amortization of favorable/unfavorable charter party contracts (being the fair value above or below market of acquired time charter agreements). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.
GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

(in thousands of $)	Three months ended March 31, 2025	Three months ended December 31, 2024	Three months ended March 31, 2024
Total operating revenues	141,927	210,973	246,735
Add: Amortization of time charter party out contracts	(418)	(427)	(422)
Less: Other revenues*	348	245	952
Net time and voyage charter revenues	141,161	210,301	245,361
Less: Voyage expenses & commission	27,217	36,045	50,036
Time charter equivalent income	113,944	174,256	195,325
*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of the Company's entire operating fleet.

TCE rate is a measure of the average daily income performance. The Company's method of calculating TCE rate for each vessel type is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in the Company's possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in the Company's possession during such period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in the Company's possession during such period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025

(in thousands of $, except for TCE rate and days)	Three months ended March 31, 2025	Three months ended December 31, 2024	Three months ended March 31, 2024
TCE Income Newcastlemax/Capesize vessels	82,807	126,117	146,810
TCE Income Kamsarmax/Panamax vessels	31,137	48,139	48,515
Total Time charter equivalent income	113,944	174,256	195,325

in days
Fleet onhire days Newcastlemax/Capesize vessels	4,921	5,115	5,393
Fleet onhire days Kamsarmax/Panamax vessels	2,987	3,259	3,239
Total Fleet onhire days	7,908	8,374	8,632
in $ per day
TCE per day Newcastlemax/Capesize vessels	16,827	24,656	27,222
TCE per day Kamsarmax/Panamax vessels	10,424	14,771	14,978
Time charter equivalent rate	14,409	20,809	22,628

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2025